Exhibit 99.1

Neptune Wellness Launches Forest Remedies Multi-Omega 3-6-9 Supplements in 340+ Sprouts Farmers Market Stores Across U.S.

Plant-based multi-omega supplements are made with Ahiflower® – a groundbreaking vegan alternative to fish oil – and come in environmentally-friendly compostable packaging

LAVAL, QC, March 8, 2022 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced the launch of Forest Remedies Multi Omega 3-6-9, a line of innovative supplements made with Ahiflower oil, in Sprouts Farmers Market stores nationwide.  A plant-based, vegan alternative to fish oil, Ahiflower oil delivers more quality omegas than other natural plants or seed oils, proven up to four times more effective than flaxseed oil*. The Forest Remedies Multi Omega product line also comes in compostable, plastic-free packaging.

"Neptune Wellness is thrilled to launch Forest Remedies Multi-Omega 3-6-9 supplements to offer consumers a cleaner plant-based effective source of omega fatty acids as an alternative to supplements derived from traditional fish-based oils," said Michael Cammarata, Chief Executive Officer and President of Neptune. "We're proud to prioritize clean, quality, plant-based products, and expect Forest Remedies to make great waves as consumers continue championing brands they feel good about. National distribution with Sprouts Farmers Market marks another important milestone in Neptune's progression into a fully-integrated consumer packaged goods company with a diverse suite of better-for-you brands, available in many of the country's largest retail chains."

Forest Remedies Multi-Omega supplements contain a balanced blend of 100 percent plant-based omega 3, 6 and 9 fatty acids to support heart, brain, skin and joint health† – with no unpleasant aftertaste or fish smell. And it's clinically-proven to be up to four times more effective than flaxseed oil as a source of Omega 3.*† Ahiflower contains high amounts of Omega 3 SDA (stearidonic acid) which the body can use more efficiently than Omega 3 ALA (alpha-linolenic acid) found in flax, chia, hemp, and other plant and seed oils.†

Vegan, gluten-free, cruelty-free, non-GMO-certified, made in the USA and third-party lab tested for safety, purity and potency, SKUs at launch include:

  Multi Omega 3-6-9 Softgels
  Multi Omega 3-6-9 Gummies in natural Orange Blossom flavor

"When formulating this product, we wanted to offer consumers all of the benefits of omegas without the fishy aftertaste of a fish oil supplement, while also working to improve the environment we all live in," said Sibel Uslu Ph.D., Vice President of Product Development at Neptune. "We're very proud to launch Forest Remedies multi-omega supplements that check all the boxes—they taste great, are highly effective, pose no known marine or ecological threat, and come in environmentally-friendly compostable packaging—and make them more readily available through Sprouts Markets."

As part of Neptune Wellness' dedication to plant-based products, a portion of the proceeds from the sales of Forest Remedies products will be donated to One Tree Planted, a non-profit tree planting charity, to help rebuild forests around the world.

For more information, please visit www.forestremedies.com or our Amazon storefront.

*	Consumption of Buglossoides arvensis seed oil is safe and increases tissue long-chain n-3 fatty acid content more than flax seed oil – results of a phase I randomised clinical trial"; Journal of Nutritional Science , Volume 5 , 2016 , e2
†	This statement has not been evaluated by the FDA. This product is not intended to diagnose, treat, cure, or prevent any disease.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

About Sprouts
Sprouts is the place where goodness grows. True to its farm-stand heritage, Sprouts offers a unique grocery experience featuring an open layout with fresh produce at the heart of the store. Sprouts inspires wellness naturally with a carefully curated assortment of better-for-you products paired with purpose-driven people. The healthy grocer continues to bring the latest in wholesome, innovative products made with lifestyle-friendly ingredients such as organic, plant-based and gluten-free. Headquartered in Phoenix, and one of the fastest-growing specialty retailers of fresh, natural and organic food in the country, Sprouts employs approximately 31,000 team members and operates more than 370 stores in 23 states nationwide. To learn more about Sprouts, and the good it brings communities, visit about.sprouts.com.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Media Contact: Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc.media@neptunecorp.com; Monisha Pillai, Trailblaze, neptune@trailblaze.co ; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 08:30e 08-MAR-22